Exhibit A: Capital Contribution

Restated Capital Contributions of Members

Restated Capital Contributions of Members as of December 31, 2022

Class A Member(s)	Address	Contribution	%
Nodar Narsavidze (Founder/Manager)	8020 Walerga Rd, #1184, Antelope, CA 95843	$73,040.	90.21%
Sergei Zharkov (Member)	5601 Bentgrass Drive, unit 203, Sarasota, FL, 34235	$425.00	9.79%
Class B Members			
Member Name	**Address**	**Units**	**%**
			0.0%
		-	0.0%
		-	0.0%
		-	0.0%
		-	0.0%
		-	0.0%
		-	0.0%
		-	0.0%
		-	0.0%
		-	0.0%
		-	0.0%
		-	0.0%
Class C Members	Units		
Investor			0.0%
Investor			0.0%
Investor			0.0%
Total Units			**100%**